July 16, 2010

Via EDGAR

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
American DG Energy Inc. (“we” or the “company”)
Registration Statement on Form S-3 filed June 8, 2010 (our “Form S-3”); Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 31, 2010 (our “Form 10-K”); Definitive Proxy Statement on Schedule 14A filed April 30, 2010; Form 10-Q for the Fiscal Quarter Ended March 31, 2010 filed May 13, 2010 (together, the “Filings”)
File No. 001-34493

Dear Mr. Owings:

The purpose of this letter is to respond to your letter of July 1, 2010 regarding the Filings. For your convenience, your original comments appear in bold text, followed by our response. We will promptly file amendments to the Filings after the conclusion of the comment process.

Registration Statement on Form S-3

Incorporation of Documents by Reference, page 11

1.	Please incorporate by reference your Form 8-K filed on February 11, 2010. Please see Item 12(a)(2) of Form 8-3.

We will revise our disclosure as requested.

Exhibit 5.1

2.
The legal opinion states that the legal opinion is to be used only in connection with the offer and sale of the Common Stock and Warrants while the Registration Statement is in effect. Please confirm that you will file an updated legal opinion as an exhibit to the registration statement pursuant to Rule 462(d) at the time a takedown occurs. Please refer to Securities Act Forms Compliance Disclosure and Interpretations Question 118.02 available at www.sec.gov.

We confirm that we will file an updated legal opinion as an exhibit to the registration statement pursuant to Rule 462(d) at the time a takedown occurs.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

Securities and Exchange Commission
July 16, 2010

3.
You identify your Commission file number as 0-52294 on your cover page. However, your current Commission file number is 001-34493. Please confirm to us that you will identify the correct Commission file number on your future reports.

We confirm that our current Commission file number is 001-34493 and that we will identify the correct Commission file number on our future reports.

Item 1. Business, page 2

General, page 2

4.
You state in the final paragraph of page 2 that the data sets from two CHP market analysis reports sponsored by the Energy Information administration “were used to estimate the CHP market potential in the 100kW to 1 MW size range.” Please disclose who created the estimate. If the estimate was part of the reports, please identify the page number that the estimate is found in the reports. If you created the estimate, please briefly discuss how you created the estimate using the data sets from these reports. We also note that these reports were created in 2000. Please discuss the relevance of the data to the current period.

The estimate of the CHP market was created by data sets included into “The Market and Technical Potential for Combined Heat and Power in the Industrial Sector” and “The Market and Technical Potential for Combined Heat and Power in the Commercial/Institutional Sector” prepared for the Energy Information Administration in January 2000, a copy of which we can provide to you upon request. These data sets were used to estimate the CHP market potential in the 100 kW to 1 MW size range for the hospitality, healthcare, institutional, recreational and light industrial facilities in California, Connecticut, Massachusetts, New Hampshire, New Jersey and New York, which are the states where commercial electricity rates exceed $0.12 per kWh. Based on those rates those states define our market. Although those reports were prepared in 2000, we believe that the number of large facilities has only increased during that period therefore our market size is conservatively understated.

5.
In the second to last paragraph in this section you state that “[t]he primary type of equipment used is a natural gas-powered, reciprocating engine provided by Tecogen...” In the first paragraph under “The Role of DG” you state that you use engines produced by General Motors. Please clarify the equipment you use and who provides it to you.

We purchase from Tecogen Inc. a combined heat and power system, or energy system, that simultaneously produces two types of energy – heat and electricity – from a single fuel source, often natural gas. The two key components of a combined heat and power system are an internal combustion reciprocating engine and an electric generator. The internal combustion reciprocating engine is provided to Tecogen by General Motors. The clean natural gas fired engine spins a generator to produce electricity. The natural byproduct of the working engine is heat. The heat is captured and used to supply space heating, heating domestic hot water, laundry hot water or to provide heat for swimming pools and spas.

The Role of DG, page 3

6.
You include several statements that the U.S. Department of Energy made with respect to distributed generation. Please tell us when and where these statements were made and please provide us a copy of the source documents or the website(s) that includes these statements.

Securities and Exchange Commission
July 16, 2010

The information referenced was found on July 2004 on the Department of Energy website regarding distributed generation at: www.eere.energy.gov/de/.  However, since we cannot locate this reference any longer we will amend our Form 10-K to remove those statements.

The DG Market Opportunity, page 5

7.
You identify the source for Figure 1 on page 6 as “U.S. Energy Information Administration
Data [2002]”. Please provide us the document you used from the U.S. Energy Information Administration to compile Figure 1. We also note that the data used to create Figure 1 is from 2002. Please discuss the relevance of the data to the current period.

We cannot locate this reference any longer; therefore, we will amend our Form 10-K to remove Figure 1.

Energy Sales, page 7

8.
Please provide further detail regarding how you calculated the savings example that you use in the third full paragraph in this section. For example, please define the “economics of a typical energy service contract.”

We will revise our disclosure as follows: “The example below presents the energy supplied by two 75 kW cogeneration units and the economics of a typical energy service contract where we supply 80% of the site’s heat and hot water and 45% of the site’s electricity. Our customers range from hotels to nursing homes and apartment buildings and they usually require two energy systems or more. The savings calculations in the example are based on many variables, such as the customer’s base electricity charge per kWh, the kW used at the site, the operating time of the equipment, the customer’s base gas price per 1 million BTU, or British Thermal Units, the net heat recovery of our equipment, the efficiency of the customer’s boiler, the electric demand savings rate and the discount to the customer, which may range from 0% to 10%. The economics of a typical energy service contact assume the customer’s base electric rate per kWh at $0.14 and the customer’s gas price per 1 million BTU at $12.00. The example also reflects a 2% of expected annual increase in energy costs that should occur over a 15-year period.”

Competition, page 9

9.
You disclose that you compete with several large utility companies, such as Consolidated Edison in New York City, Long Island Power Authority, among others. Please revise your disclosure to clearly indicate, if true, that the entities that you identify are larger than you in terms of revenues and assets. Also, please disclose the principal methods of competition (e.g., price, service, warranty or product performance) and any positive and negative factors pertaining to your competitive position. Please apply this comment, as applicable, to your entire “Competition” discussion.

We will revise our competition disclosure to include the following statement at the end of the first paragraph: “The company aims to compete with large utility companies by selling electricity to the same commercial building customers. The company sells directly to each building customer, but typically only supplies 30%-50% of the electricity needs of the building. The remaining portion is supplied by the electric utility. The company aims to compete with electric utilities by selling its electricity at a lower price. However, there is no assurance we will be able to provide electricity at a lower price.”

Recent Sales of Unregistered Securities, page 15

Securities and Exchange Commission
July 16, 2010

10.
We note that this section covers your sales of unregistered securities during the past two fiscal years. Please include in this section sales of securities within the past three fiscal years that you did not register under the Securities Act. Please refer to Item 701 of Regulation SK.

We will revise our disclosure as requested to include sales of unregistered securities during the past three fiscal years.

11.
Please provide greater specificity as to the date in 2008 that the two holders of the company's 8% convertible debt converted their debentures into shares of your common stock and when the 17 accredited investors exercised 1,010,000 warrants. Please refer to Item 701(a) of Regulation S-K.

We will amend our Form 10-K as follows:

“From December 2003 through December 2005, the company raised $2,236,500 through a private placement of common stock and warrants by issuing 3,195,000 shares of common stock and 3,195,000 warrants, at a price of $0.70 per share. Each warrant represents the right to purchase one share of common stock for a period of three years from the date the warrant was issued. The warrant holders started exercising their warrants in 2006. From February 2008 through December 2008, the company raised $707,000 through the exercise of 1,010,000 warrants at a price of $0.70 per share; such warrants were exercised exclusively by 17 accredited investors, representing 3.1% of the total shares then outstanding. All of such investors were accredited investors, and such transactions were exempt from registration under the Securities Act under Section 4(2) and/or Regulation D thereunder.

In May 2008, two holders of the company’s 8% Convertible Debentures elected to convert $150,000 of the outstanding principal amount of such debentures into 178,572 shares of common stock. All of such investors were accredited investors, and such transactions were exempt from registration under the Securities Act under Section 4(2) and/or Regulation D thereunder.”

12.	Please clarify the consideration that you received for the warrant that you issued to Hayden

IR on October 1, 2009. If this warrant was issued in exchange for services from Hayden JR, please describe these services.

We will revise our disclosure as follows: “On October 1, 2009, the company signed an investor relations consulting agreement with Hayden IR for a period of twelve months. The services rendered by Hayden IR included the development, implementation, and maintenance of an ongoing investor relations support system for the company with the general objective of expanding awareness among stockbrokers, analysts, micro-cap portfolio/fund managers, and market makers. In connection with that agreement, the company granted Hayden IR a warrant to purchase 12,000 shares of the company’s common stock at an exercise price per share of $2.98, with one-third vesting on October 1, 2009, one-third vesting on February 1, 2010, and one-third vesting on June 1, 2010, provided that at any such vesting date the agreement was still in effect and Hayden IR provided all required services to the company. The warrants carry a cashless exercise provision and expire on May 30, 2013. The company received no other consideration from the issuance of the warrants.”

13.
You provide a general statement in the ninth full paragraph in this section that the transactions you disclose were exempt from registration under the Securities Act under Section 4(2) and/or Regulation D. Please revise this section to indicate for each transaction the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed rather than providing a general statement.

Securities and Exchange Commission
July 16, 2010

We will revise our disclosure as requested to indicate that each transaction we disclose was exempt from registration under the Securities Act under Section 4(2) and/or Regulation D.

Item 7. Management's Discussion and Analysis of Financial Condition...page 17

Critical Accounting Policies, page 19

14.	Refer to your discussion of related party transactions. Please reconcile the amount due from related party of $265,012 to the amount recorded on the balance sheet of $297,417 as of December 31, 2008.

At December 31, 2008, $265,012 was outstanding and due to the company by the non-controlling interest partner in American DG New York, LLC under outstanding agreements. There was also $31,446 due from GlenRose Instruments Inc., and $959 from Alexandros Partners LLC, for a total of $297,417, which is the amount recorded on the balance sheet as of December 31, 2008.

Property and Equipment and Depreciation and Amortization, page 20

15.
We read your disclosure on page 20 which states, “[t]he company receives rebates and incentives from various utility companies which are accounted as a reduction in the book value of the assets.” Please explain to us and disclose how the rebate process works. Further, citing for us the appropriate GAAP literature used please explain to us why reducing the book value of the assets is appropriate. Lastly, tell us why the rebates received are recorded as an investing cash inflow on your statements of cash flows.

The company operates on-site energy systems that produce electricity, hot water, heat and cooling. The energy systems are capable of meeting the demands of commercial users and can be connected to the existing utility grid. There is not always enough power generation available from the utilities to meet peak demand, and existing transmission lines cannot carry all of the electricity needed by consumers. The utility companies recognize that the energy systems we install lessen the demand on the grid. Therefore, they offer a one-time rebate/incentive payment to the company based on the kW size or the unit installed. That rebate/incentive is payable from the utility to the company upon commencement of operation at the facility and is applied against the cost of construction, therefore reducing the book value of the installation. As a reduction of our facility construction costs, this type of rebate is treated as an investing activity in the statement of cash flows. When the rebate/incentive is a function of production of the DG unit, it is recorded as income over the period of production and treated in the statement of cash flows as an operating activity. The presentation of rebates/incentives on our consolidated statements of cash-flows is disclosed separately for clarification purposes.

We referred to FASB Concepts Statement 6, Elements of Financial Statements, paragraph 26 and determined that since the one-time rebates/incentives reduces our sacrifices incurred in economic activities in the acquisition of the assets we believe it was most appropriate to apply those payments against the book value of the assets.

Results of Operations for the Years ended December 31, 2009...page

16.
Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decrease in turn-key installation projects revenues from fiscal year 2009 to 2008 was caused by the construction of fewer projects. While this information is beneficial to the reader, you do not explain why demand decreased for your projects. A discussion of the relevant factors and trends that led to the changes in revenues and other statement of operations line items would be beneficial to the reader. In particular, your MD&A should include descriptions and amounts of:

Securities and Exchange Commission
July 16, 2010

•	Matters that are expected to have a material impact on future operations but that have not had an impact in the past;

•	Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations, and

•	Matters that have had a material impact on past operating results and involve prospective effects.

In our future filings we will attempt to disclose the reasons underlying intermediate causes of changes in our operating results.

Additionally, we will amend our Form 10-K as requested and add the following disclosure at the end of the first paragraph: “Our energy revenue is impacted by, among other things: the number of energy systems operating over the period, the amount energy of produced by the energy systems (which are impacted by the energy needs of the customer, the local weather which may require the customer to require more or less energy, the maintenance needs of the energy systems, and the operating performance of the energy systems), and the price of electricity, natural gas and oil paid by our customers to their local utility that the company uses to then price our energy. Our energy agreements are typically long-term contracts (typically 12 to 15 years) and are billed monthly to our customers. Because of the foregoing factors, the revenue from our turn-key projects can substantially vary per period. While the company accepts turn-key installation projects, they are not considered our core business.”

17.
You state on page 21, “[t]he decrease in our core On-Site Utility energy revenues was primarily caused by significantly lower natural gas prices in our existing markets which translated into lower hot water revenue.” Please revise your future disclosure to indicate the change in the amount and price of energy delivered between comparable periods.

We will revise our future disclosures to indicate the change in the amount and price of energy delivered between comparable periods.

Cost of Sales, page 22

18.
Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you disclose that your cost of sales for your core On-Site Utility business consists of fuel required to operate your energy systems, the cost of maintenance, and minimal communications costs. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

We will revise our cost of sales disclosure in our Form 10-K as follows: “Our cost of sales for our core On-Site Utility business consists primarily of fuel required to operate our energy systems that decreased by 9% as a percentage of revenue in 2009, compared to the same period in 2008. Our cost of sales also includes the cost of maintenance of our systems which increased by 5% as a percentage of revenue in 2009, compared to the same period in 2008.”

Securities and Exchange Commission
July 16, 2010

We will revise our cost of sales disclosure in our Form 10-Q as follows: “Our cost of sales for our core On-Site Utility business consists primarily of fuel required to operate our energy systems that decreased by 1% as a percentage of revenue in the first quarter of 2010, compared to the same period in 2009. Our cost of sales also includes the cost of maintenance of our systems which increased by 2% as a percentage of revenue in the first quarter of 2010, compared to the same period in 2009.”

Liquidity and Capital Resources, page 23

19.
Please describe your material commitments for capital expenditures as of the end of the fiscal period covered by the report, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Please refer to Item 303(a)(2) of Regulation S-K.

The company’s material commitments include accounts payable of $455,167 relating to construction-in-process and certain open purchase orders. At December 31, 2009, the company’s commitments included a lease for a plotter with a remaining balance of $22,348 and a rental commitment. The source of funds to fulfill those commitments will be provided from either the company’s existing line of credit agreement or through debt or equity financings. Our commitments and contingencies are disclosed under Note 10- Commitments and contingencies, in the financial notes.

20.	Please discuss why your accounts payable increased to $740,474 as of December 31, 2009 from $270,852 as of December 31, 2008.

We will revise the third paragraph under Liquidity and Capital Resources as follows: “Accounts payable increased to $740,474 in 2009, compared to $270,852 at December 31, 2008, providing $469,622 of cash. On December 31, 2009 the company had five sites under construction representing 725 kW compared to two sites at December 31, 2008 representing 150 kW. The accounts payable amount of $455,167 relates to construction-in-process in 2009.”

21.
In the fourth paragraph in this section you state that John N. Hatsopoulos has provided you a five million dollar line of credit pursuant to a revolving line of credit agreement. You also filed as Exhibit 10.24 a letter from American DG Energy to Mr. Hatsopoulos confirming that the $5 million line of credit from Mr. Hatsopoulos will be used solely in connection with the development of new energy systems, and will not be used for general corporate purposes or for any other purpose. Please tell us where this term is located in the credit agreement or the basis for the restriction. If you have amended the line of credit agreement to include this provision, please confirm that you will file a copy of the amended credit agreement with your next periodic report. Also, please clarify if “development of new energy systems” means developing a new type of energy system or the installation of new energy systems. Finally, please revise your “Liquidity and Capital Resources” section to better describe the circumstances under which you can use the line of credit.

We plan to amend the line of credit agreement to clarify that the credit line from Mr. Hatsopoulos will be used solely in connection with the development of new energy systems, and will not be used for general corporate purposes or for any other purpose and we will file a copy of the amended line of credit agreement with our next periodic report.

The “development of new energy systems” means the installation of current and new energy systems such as cogeneration systems and chillers to grow our business. We will revise our disclosures to indicate that the line of credit will be used for working capital, as needed, in connection with the installation of new energy systems only and not for general corporate purposes including operational expenses such as payroll, maintenance, travel, entertainment, or sales and marketing.

Securities and Exchange Commission
July 16, 2010

We will revise the “Liquidity and Capital Resources” section in our amended 10-K to clarify the circumstances under which we can use the line of credit.

Item 9A(T). Controls and Procedures, page 25

22.
You state that your management including your Chief Executive Officer and Chief Financial Officer evaluated your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were not effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act within the time period required. Please also state whether these same officers concluded the controls and procedures were not effective in ensuring that information, required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Further, please confirm your understanding that your disclosure controls and procedures applies to the accumulation and communication of all information to your management, not just “material information” and the effectiveness of your disclosure controls and procedures is not limited to only when you are preparing your periodic reports. Please confirm to us that you will apply this comment to your future filings.

We will revise the first paragraph under Item 9A(T) as follows: “Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, or the Evaluation Date, have concluded that as of the Evaluation Date, our Disclosure Controls:

a)
were not effective due to material weakness in financial reporting relating to lack of personnel with a sufficient level of accounting knowledge and a small number of employees dealing with general controls over information technology;

b)
were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission; and

c)
were effective to provide reasonable assurance that information relating to our company and any consolidated subsidiaries is made known to management, including our Chief Executive Officer and Chief Financial Officer, particularly during the period when our reports are being prepared to allow timely decisions regarding required disclosure.”

We confirm that our disclosure controls and procedures apply to the accumulation and communication of all information to our management, not just “material information,” and the effectiveness of our disclosure controls and procedures is not limited to only when we are preparing periodic reports. We will also apply these comments to our future filings.

23.
We note that your management determined that your disclosure controls and procedures were not effective. Please disclose the material weakness in your disclosure controls and procedures that led your management to conclude that your disclosure controls and procedures were not effective. Further, please discuss the specific steps that you are taking or have taken to remediate the material weakness or weaknesses. We note that you disclosed the material weaknesses that your management identified in your internal controls over financial reporting, but it is unclear if these are the reasons that your management concluded that your disclosure controls and procedures were also not effective.

Securities and Exchange Commission
July 16, 2010

We will revise the first paragraph under Item 9A(T) to indicate that our controls and procedures were not effective due to material weakness in financial reporting relating to lack of personnel with a sufficient level of accounting knowledge and a small number of employees dealing with general controls over information technology. We will also disclose that, at this time, our management has decided that, considering the employees involved and the control procedures in place, there are risks associated with the above, but the potential benefits of adding additional employees to mitigate these weaknesses does not justify the expenses associated with such increases. Management will continue to evaluate the above weaknesses, and as the company grows and resources become available, the company plans to take the necessary steps in the future to remediate the weaknesses.

24.
You state in the final paragraph of this section that your disclosure controls can only provide reasonable, not absolute assurance that the control system’s objectives will be met. Please confirm that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, if true and please confirm you will apply this comment in future filings, as applicable.

We confirm that our disclosure controls and procedures are designed to provide reasonable assurance that the control system’s objectives will be met. We also confirm that we will clarify this in future fillings, as applicable.

25.	Please apply the above comments to your Form 10-Q for the fiscal quarter ended March 31,
2010, as applicable.

We will apply the above comments to our Form 10-Q for the fiscal quarter ended March 31, 2010, as applicable.

Item 14. Exhibits and Financial Statement Schedules, page 28

26.
We note that you filed as Exhibit 10.1, 10.2 and 10.3 your governance charters, such as your Audit Committee Charter. We also note that you filed as Exhibit 10.21 a slide show presentation. Please tell us why you elected to file these under Item 601(b)(10) – Material Contracts rather than under Item 601(b)(99) - Additional Exhibits.

We will file the above-referenced exhibits under Item 601(b)(99) – Additional Exhibits in an amendment to our Form 10-K.

27.
We note that you incorporated by references several exhibits from other filings. Please confirm that in future filings when you incorporate exhibits by reference from another filing that you will include the exhibit number assigned to the exhibit in the other filing.

We confirm that we will include the exhibit number assigned to the exhibit, as applicable, when we incorporate exhibits by reference in our future filings.

Signatures, page 31

28.
We note that John N. Hatsopoulos signed the filing on your behalf as your Chief Executive Officer and Principal Executive Officer. Please confirm that John Hatsopoulos also signed your Form 10-K in his individual capacity as your Principal Executive Officer. Please confirm that you will apply this comment to future filings.

Securities and Exchange Commission
July 16, 2010

We confirm that Mr. Hatsopoulos signed our Form 10-K in his capacity as principal executive officer and in our future filings we will clarify that Mr. Hatsopoulos is signing in such individual capacity.

Consolidated Statements of Operations, page F-3

29.	Please state separately on the face of your statements of operations revenue from On-Site utility energy revenues and turn-key installation projects. Refer to SAB Topic l3.B.

We will revise our statements of operations presentation as requested and state separately on the face of our statements of operations revenue from On-Site utility energy revenues and turn-key installation projects in the company’s amended Form 10-K and Form 10-Q.

30.	Tell us and disclose what is netted against sales.

We do not have any amounts netted against sales.

Note 2 - Summary of Significant Accounting Policies:, page F-6

Principles of Consolidation and Basis of Presentation:, page F-6

31.	We note you consolidate American DG New York, LLC, or (“ADGNY”). Please address the following:

•
Tell us how you determined it was appropriate under GAAP to consolidate ADGNY. In this regard, we note you control a 51% legal interest in ADGNY. Refer to FASB ASC810. Further, explain to us in greater detail the 2009 ownership changes in ADGNY and how they were accounted for. We read your disclosures in footnote 7. In this regard, explain to us why your legal ownership percentage in ADGNY did not change in fiscal 2009 despite the changes in ownership you disclose in footnote 7 and on page F-4.

•
Refer to your consolidated statements of stockholders’ equity on page F-4. The $202,684 is noncontrolling interest income for the year ended December 31, 2009, and accordingly should be labeled as such. For example, in future filings you could label the line item as “net (loss) income.” Please advise.

•
Refer to page 23 where you state, “[t]he noncontrolling interest share in the profits in ADGNY was $202,684 in 2009 compared to $305,336 for the same period in 2008. The decrease in noncontrolling interest is due to the overall decrease in joint venture volume and profits and due to changes in ownership structure of underlying joint partners. In 2009, the company made a distribution of $333,704 to the noncontrolling interest partner.” Explain to us and expand your disclosures to determine how you determine the noncontrolling interest share in profits/losses and distributions.

The company’s owns 51% of ADGNY, a joint venture, after elimination of all material intercompany accounts, transactions and profits. The interest in underlying energy system projects in the joint venture varies between the company and its joint venture partner. The company owned a controlling 51% legal interest and a 57% economic interest in the joint venture as of December 31, 2009. As the controlling partner, all major decisions in ADGNY are made by the company according to the joint venture agreement. Distributions, however, are made based on the economic ownership and profitability of the joint venture and underlying energy projects. The economic ownership is calculated by the amount invested by the company and the non-controlling partner in each site. Each quarter the company calculates a year-to-date profit/loss for each site that is part of ADGNY and the non-controlling interest percent ownership in each site is applied to determine the non-controlling interest share in the profit/loss. The company follows the same calculation regarding available cash and a cash distribution is made to the non-controlling interest partner each quarter (the offset to cash is the non-controlling interest partner’s investment in ADGNY).

Securities and Exchange Commission
July 16, 2010

The noncontrolling interest share in the profits in ADGNY was $202,684 in 2009 compared to $305,336 for the same period in 2008. The decrease in non-controlling interest is due to the overall decrease in joint venture volume and profits and due to changes in the ownership structure of underlying sites. In 2009, the company made a distribution of $333,704 to the noncontrolling interest partner based on his interest percent ownership in each site.

We will label the line item on our consolidated statements of stockholder’s equity relating to the non-controlling interest as “net (loss) income” in future filings.

Revenue Recognition, page F-7

32.	We note your sales arrangements contain multiple elements. Please revise your disclosure to comply with FASB ASC 605-25-50-1 to 2. Show us what your disclosures will look like.

In the last two years the company had one sales transaction that contained a multiple element arrangement. In future filings we will revise our disclosure as follows: “Occasionally the company will enter into a sales arrangement with a customer to construct and sell an energy system and provide energy and maintenance services over the term of the contract. Based on the fact that the company sells each deliverable to other customers on a stand-alone basis, we have determined that each deliverable has a stand-alone value. Additionally, there are no rights of return relative to the delivered items; therefore, each deliverable is considered a separate unit of accounting. Revenue is allocated to each element based upon its relative fair value which is determined based on the price of the deliverables when sold on a standalone basis. Revenue related to the construction of the energy system is recognized using the percentage-of-completion method as the unit is being constructed. Revenue from the sale of energy is recognized when electricity, heat, and chilled water is produced by the energy system and revenue from maintenance services is recognized over the term of the maintenance agreement.”

Note 3 - Property, Plant, and Equipment:, page F-11

33.
Tell us and disclose the useful lives of your property, plant and equipment. Further, explain to us and disclose if there have been any revisions in the useful lives of your co-generation units during the fiscal years ended December 31, 2008, and 2009.

We will revise our disclosure as requested to include the following under Note 2 — Summary of significant accounting policies, Property and Equipment and Depreciation and Amortization, at the end of the second paragraph:  “The useful life of the company’s energy systems is lesser of the economic life of the asset or the term of the underlying contract with the customer, typically 12 to 15 years. The company reviews the useful life of its energy systems on a quarterly basis. There have been no revisions to the useful lives of the company’s assets during for the years ended December 31, 2009 and December 31, 2008, respectively.”

34.
We read your disclosure on page 17, which states, “[w]e have experienced total net losses since inception of approximately $12.2 million. For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management executes our current business plan.” Please explain to us how you concluded the carrying values of your co-generation assets are recoverable. See FASB ASC 360-10-35-21-e. In this regard, summarize for us your latest impairment test that concluded these assets are recoverable.

Securities and Exchange Commission
July 16, 2010

The company evaluates the recoverability of its long-lived assets (individual energy systems) by comparing the net book value of the assets (individual energy system) to the estimated future undiscounted cash flows attributable to such assets, over the remaining life of the underlying energy sales contract. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. The company reviews long-lived assets for impairment quarterly or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable or that the useful lives of the assets are no longer appropriate. At the end of each quarter during the years ended December 31, 2009 and 2008, the company determined that all of its long-lived assets were recoverable based on the tests described above.

The company’s losses since inception and for the foreseeable future are driven by the cash flows from our projects being insufficient to currently cover our operating expenses and the costs associated with being a public company.

Definitive Proxy Statement on Schedule 14A

General

35.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In December 2009, our management conducted an assessment of the risks associated with our compensation policies and practices. This process included a review of our compensation programs, a discussion of the types of practices that could be reasonably likely to create material risks, and an analysis of the potential effects on the company on related risks as a whole.

Although we reviewed all of our compensation programs, we paid particular attention to programs involving incentive-based payouts and programs that involve our executive officers. During the course of our assessment, we consulted with the Compensation Committee of our Board of Directors.

We believe that our compensation programs are designed to create appropriate incentives without encouraging excessive risk taking by our employees. In this regard, our compensation structure contains various features intended to mitigate risk. For example:

•	None of our executive officers receives any performance-based compensation or incentive payments.

•
A portion of the compensation package for our sales-based employees consists of commissions for units sold and installed, which package is designed to link an appropriate portion of compensation to long-term performance, while providing a balanced compensation model overall.

•
The Compensation Committee oversees our compensation policies and practices and is responsible for reviewing and approving executive compensation, annual incentive compensation plans applicable to sales employees and other compensation plans.

Securities and Exchange Commission
July 16, 2010

Our Compensation Committee, in its evaluation, determined that the company does not employ any compensation plans or practices that create incentives for employees to deliver short-term profits at the expense of generating systematic risks for the company. Based on this and the assessment described above, we have concluded that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on the company.  In December 2009, we reviewed the assessment process and our conclusions with the Compensation Committee.

Director Nomination Process, page 7

36.
We note that you consider “diversity” among other factors when evaluating nominees for director. Please describe how you implement this policy, as well as how your Nominating and Governance Committee assesses the effectiveness of the policy.

The Nominating Committee seeks to nominate director candidates who bring diverse experiences and perspectives to our Board.  In evaluating candidates, the Nominating Committee’s practice is to consider, among other things, diversity with respect to business experiences, the candidate’s range of experiences with public companies, diversity of gender, race and national origin, education and differences in viewpoints and skills. The Nominating Committee has not formalized this practice into a written policy.  Evaluations of potential candidates generally involve a review of the candidate’s background and credentials by the Nominating Committee, interviews with members of the Board/Nominating Committee, the Board/Nominating Committee as a whole, or one or more other Board/Nominating Committee members, and discussions of the Nominating Committee and the Board.

The Nominating and Governance Committees have assessed our practices with respect to diversity to be effective, in that our practices encourage consideration of a wide range of factors that are relevant to a candidate’s value to our Board, while providing our Nominating Committee with flexibility in the director search and nomination process.

Board Leadership structure, page 9

37.
You state that you “separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles.” Please discuss the differences you refer to in the two roles and why this leadership structure is appropriate for you given your specific characteristics or circumstances. Please refer to Item 407(h) of Regulation S-K.

We separate the roles of Chief Executive Officer and Chairman in recognition of the differences between the two roles. Our Chief Executive Officer is responsible for setting the strategic direction for the company and the overall leadership and performance of the company. Our Chairman provides guidance to the Chief Executive Officer, sets the agenda for Board meetings, presides over meetings of the full Board and leads all executive meetings of the independent directors. We are a small company with a small management team, and we feel the separation of these roles enhances high-level attention to our business.

Executive Compensation and Other Information, page 12

Executive Officers, page 12

38.
Please revise your disclosure regarding your Chief Financial Officer's business experience to describe his business experience during the past five years including: his principal occupations and employment; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 402(e) of Regulation S-K. In this regard, we note that your “Certain Relationships and Related Party Transactions” section discloses that your Chief Financial Officer shares his business time with GlenRose Instruments, Inc. Also, please disclose the approximate amount of your Chief Financial Officer's business time, expressed as percentage, which he spends on matters for you.

Securities and Exchange Commission
July 16, 2010

We will revise our disclosure as follows: “Anthony S. Loumidis has been our Chief Financial Officer since 2004 and our Treasurer since 2001. Mr. Loumidis devotes approximately half of his business time to the affairs of the company. He has been the Chief Financial Officer of GlenRose Instruments Inc., since 2006; GlenRose Instruments provides analytical services to the federal government and its prime contractors. He has also been the Vice President and Treasurer of Tecogen Inc., since 2001; Tecogen is a manufacturer of natural gas, engine-driven commercial and industrial cooling and cogeneration systems. He also has been a Partner and President of Alexandros Partners LLC since 2000; Alexandros Partners is a financial advisory firm providing consulting services to early stage entrepreneurial ventures.”

Summary Compensation Table, page 13
39.
Please revise footnote three to your table to disclose the amount of time that Mr. Loumidis spends on the affairs of GlenRose Instruments, Inc. and please quantify the amount of salary that GlenRose Instruments reimburses you for Mr. Loumidis' services.

We will revise our disclosure as follows: “Anthony S. Loumidis devotes approximately half of his business time to the affairs of GlenRose Instruments Inc., and 50% of his salary is reimbursed by GlenRose Instruments Inc.”

Employment Contracts and Termination of Employment and Change...page 14

40.
Please revise this discussion as it relates to potential payments upon a change-in-control to quantify the estimated payments and benefits that each named executive officer would receive or tell us why you are not required to do so. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j).

None of our executive officers has an employment contract or change-in-control arrangement, other than stock and option awards that contain certain change-in-control provisions such as accelerated vesting due to acquisition. In the event an acquisition that is not a private transaction occurs while the optionee maintains a business relationship with the company and the option has not fully vested, the option will become exercisable for 100% of the then number of shares as to which it has not vested and such vesting to occur immediately prior to the closing of the acquisition.

Certain Relationships and Related Party Transactions, page 16

41.	Please disclose the name of the “non-controlling interest partner” you refer to in this section or advise why it is not appropriate for you to do so. Please refer to item 404(a)(1) of Regulation S-K.

The name of the “non-controlling interest partner” in American DG New York, LLC is Peter Westerhoff.

Securities and Exchange Commission
July 16, 2010

*     *    *

In connection with responding to your comments, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also further acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *    *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

cc:	Robert Babula, Staff Accountant
Donna DiSilvio, Senior Staff Accountant